Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	7 December 2016

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Not applicable
No. of securities held prior to change
404,038 ordinary shares/CUFS registered in the name of the Director (of which 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017, 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 and 39,490 are in a holding lock until 20 September 2018).

Class	Ordinary shares/CUFS
Number acquired	Not applicable
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable
No. of securities held after change
Current relevant interest is:

404,038 ordinary shares/CUFS registered in the name of the Director (of which 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017, 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 and 39,490 are in a holding lock until 20 September 2018).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	21 August 2017 (US time) – Grant of RSUs
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 771,019 Relative TSR RSUs; and • 682,086 ROCE RSUs.
Interest acquired
Two separate grants of RSUs, as part of the FY2018 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2017 Annual General Meeting:

•    246,902 Relative TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 years from the grant date; and
•    136,441 ROCE RSUs. These are subject to a ROCE hurdle based on the company’s average ROCE performance in FY2018-2020 and the Remuneration Committee’s exercise of negative discretion three years from the grant date.

Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: • 1,017,921 Relative TSR RSUs; and • 818,527 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3